Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated August 10, 2020

Registration Statement 333-223456

August 10, 2020

$1,300,000,000

Ball Corporation

2.875% Senior Notes due 2030

Pricing Supplement, dated August 10, 2020, to the Preliminary Prospectus Supplement, dated August 10, 2020 of Ball Corporation (“Ball”). This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Increase in Size of Offering

The aggregate principal amount of the notes to be issued in the offering have been increased from $1,000,000,000 to $1,300,000,000. As a result, all corresponding references in the Preliminary Prospectus Supplement relating to the aggregate principal amount of the notes offered should be increased by $300,000,000.

Issuer:	Ball Corporation
Title of Securities:	2.875% Senior Notes due 2030 (the “Notes”)
Principal Amount:	$1,300,000,000
Ratings*:	Ba1 / BB+
Maturity Date:	August 15, 2030
Coupon:	2.875%
Price to Public:	100.000%
Yield to Maturity:	2.875%
Benchmark Treasury:	0.625% UST due May 15, 2030
Spread to Benchmark Treasury:	+230 basis points
Interest Payment Dates:	February 15 and August 15
Day Count Convention:	360-day year consisting of twelve 30-day months.
First Interest Payment Date:	February 15, 2021
Record Dates:	February 1 and August 1
Optional Redemption:

Ball may redeem the Notes at any time in whole, or from time to time in part, prior to May 15, 2030 (the “Par Call Date”), at Ball’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes that would be due if such Notes matured on the Par Call Date discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 50 basis points plus any accrued and unpaid interest on the Notes to, but excluding, the date of redemption.

At any time on or after the Par Call Date, Ball may redeem all or any of the Notes at any time in whole, or from time to time in part, at Ball’s option, at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest on the Notes to, but excluding, the date of redemption.

Change of Control Repurchase Event:

If a Change of Control Repurchase Event occurs for the Notes, unless Ball has exercised its right to redeem the Notes within 60 days after the Change of Control, Ball will make an offer to each holder of the Notes to repurchase all or any part of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to, but excluding, the date of repurchase.

Trade Date:	August 10, 2020

Settlement Date:

August 13, 2020 (T+3)

Ball expects that delivery of the Notes will be made against payment therefor on or about the third business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

Use of Proceeds:

Ball intends to use the net proceeds from this offering to repay certain outstanding borrowings under its revolving credit facilities and for general corporate purposes, which may include potential investments in strategic alliances and acquisitions, the repurchase or redemption of debt, including its 5.00% Senior Notes due March 2022, working capital, share repurchases, pension contributions or capital expenditures.

Global Coordinators and Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc.

Citigroup Global Markets Inc. Deutsche Bank Securities Inc.
Joint Book-Running Managers:	BNP Paribas Securities Corp. Mizuho Securities USA LLC Morgan Stanley & Co. LLC Rabo Securities USA, Inc. SMBC Nikko Securities America, Inc. UniCredit Capital Markets LLC
Co-managers:

AmeriVet Securities, Inc.

Barclays Capital Inc.

Credit Agricole Securities (USA) Inc.

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

HSBC Securities (USA) Inc.

Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

CUSIP/ISIN Numbers:	CUSIP: 058498 AW6 ISIN: US058498AW66
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is being incorporated by reference herein.

The issuer has filed a registration statement (including a prospectus dated March 6, 2018) and a preliminary prospectus supplement dated August 10, 2020 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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